UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(FEBRUARY 22, 2007)

DIVERSINET CORP.

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(Name of Registrant)

2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario M2J 5C2

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(Address of principal executive offices)

1.

Press Release - Diversinet Corp. Announces Fiscal 2006 Annual Results

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: FEBRUARY 22, 2007

BY: /s/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

Diversinet Corp. Announces Fiscal 2006 Annual Results

Company to Deliver MobiSecure Wallet and Vault – Secure, Mobile Personal Data Access and Management Solution– to Consumer and Enterprise Markets in 2007

TORONTO, CANADA, February 21, 2007 -- Diversinet Corp. (OTCBB: DVNTF), a leading provider of mobile-enabled personal authentication and security solutions, today announced its fiscal 2006 results.

For the year ended December 31, 2006, Diversinet reported revenue of $1,667,000 compared to revenue of $1,101,000, for the year ended December 31, 2005.  The company reported a net loss of $3,451,000 or $(0.12) per share for the year ended December 31, 2006, compared to a net loss of $7,109,000 or $(0.35) per share for the year ended December 31, 2005.  Included in the December 31, 2006 net loss are non-cash items of $906,000 in stock-based compensation expense, depreciation and amortization of $159,000, totaling $1,065,000 or 31% percent of the net loss.

The company recorded revenues of $286,000 in the three months ended December 31, 2006, compared to $159,000, in the same period in the prior year.  The net loss for the three months ended December 31, 2005 was $1,050,000, compared to a net loss for the same quarter in fiscal 2004 of $1,030,000.  Included in the three months ended December 31, 2006 net loss are non-cash items of $90,000 in stock-based compensation expense, $38,000 for depreciation and amortization, totaling $128,000 or 12% percent of the net loss.

The company had $5,146,000 in cash as of December 31, 2006.  Cash provided by continuing operations during the three months ended December 31, 2006 amounted to $348,000 compared to cash used of $1,191,000 for the fourth quarter of 2005.  This marks the first quarter that Diversinet has had positive cash flow provided by operations.

“2006 was a milestone year for Diversinet during which the company solidified its position as a leader in mobile-based strong authentication and provisioning services, highlighted by the introduction of our flagship MobiSecure Strong Authentication product suite, the adoption of our soft token technology by leading security industry OEMs, our entry into the health care industry and the continued expansion of our distribution channels,” said Nagy Moustafa, Diversinet’s CEO.

Outlined below are the key milestones the Company achieved during 2006:

•

A consulting and licensing agreement valued at approximately U.S. $1 million with Blue Cross of North Eastern Pennsylvania, a major United States health insurance provider, for Diversinet’s MobiSecure Wallet and Vault to enable secure access and management of personal medical records by individuals and health care providers through mobile phones, handheld wireless devices and personal computers.

•

A licensing agreement with RSA Security to integrate Diversinet’s MobiSecure soft token suite and Diversinet’s MobiSecure Authentication Service Center into RSA Security’s products and services, enabling the downloading, provisioning and management of RSA Security’s mobile and PC-based soft tokens.

•

The release of Diversinet’s next-generation MobiSecure soft token and MobiSecure Authentication Service Center (MASC), the first fully automated, self-service system capable of supporting consumer-scale strong authentication rollouts for online banking, remote online access and secure e-commerce applications.

•

Albert E. Wahbe, a former senior executive at Scotiabank who successfully lead the bank’s development of Internet banking, e-commerce, wireless, telephone banking and smart card technologies, joined the Diversinet board as chairman and is taking an active role in sales and business development.  Ravi Chiruvolu, an MIT engineer, Harvard MBA and seasoned venture capitalist, also joined the board.

•

The successful completion of $5.0 million in new funding for working capital purposes and general operations through private placements in June and July. Of this funding, Diversinet’s new chairman, Albert Wahbe, personally contributed U.S. $2.76 million.

•

A reseller agreement and initial customer order with b-connect, a Hong Kong based software developer and IT services provider, for the MobiSecure Strong Authentication product, including MobiSecure software tokens, to provide secure remote employee access to internal systems for a large international healthcare services client.

•

The awarding of another new patent, now totaling 8 patents, with 16 more still pending, which improves Diversinet’s ability to monetize its intellectual property through licensing opportunities.

•

Diversinet continued to pursue new partnerships, enlisting Infosec Co., Ltd. (“SK Infosec”) to distribute Diversinet’s MobiSecure software tokens and MobiSecure Authentication Service Center provisioning service in Korea, ECONZ Wireless to integrate and extend the MobiSecure BREW client into current and future ECONZ Wireless applications for sale worldwide through ECONZWireless mobile carrier partners, and Oberthur Card Systems to develop a SIM-based solution that enables consumers and corporate users to employ strong authentication over the Internet using their GSM/UMTS mobile phones and networks worldwide.

“With the release of our MobiSecure Wallet and Vault and Strong Authentication product suite, Diversinet is now ready to move beyond the product development cycle and begin focusing on revenue generating activities,” said Albert Wahbe, Diversinet’s Chairman.  “We are very excited by premier relationships we’ve established with Blue Cross, RSA Security, b-connect and others as we make the transition to this next, revenue-producing phase of the company’s evolution.”

About Diversinet (OTCBB: DVNTF)

Diversinet Corp. (OTCBB: DVNTF) is a leading provider of wireless authentication and access solutions that secure the personal identity, transactions and data of consumers over almost any mobile phone or handheld device.  Diversinet’s reliable, end-to-end OTP (one-time password) solutions enable cost-effective strong authentication and instant and secure access to critical personal records, helping businesses reduce identity theft, expand customer offerings, increase revenues and comply with regulations.  Connect with Diversinet Corp. at www.diversinet.com.

# # #

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission.

Diversinet Contacts:

David Hackett

Gary Geraci

Diversinet Corp.

The Equity Performance Group

416-756-2324 ext. 275

617-723-2373

DIVERSINET CORP.

Consolidated Balance Sheets

(In United States dollars)

As at December 31	2006	2005
Assets
Current assets:
Cash and cash equivalents	$ 5,146,315	$ 1,355,562
Accounts receivable	154,109	67,305
Prepaid expenses	141,081	117,245
Total current assets	5,441,505	1,540,112

Capital assets, net (note 3)	388,723	473,010
Total assets	$ 5,830,228	$ 2,013,122

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$ 172,291	$ 153,100
Accrued liabilities (note 4)	633,661	226,679
Deferred revenue	938,550	79,000
Total current liabilities	1,744,502	458,779

Shareholders’ equity:
Share capital (note 5):
Authorized:
Unlimited common shares
Issued and outstanding:
33,413,005 (24,316,691 – 2005)
common shares	58,414,036	54,347,652
Contributed surplus	3,646,283	2,521,422
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Share purchase warrants (note 5)	3,291,832	2,500,977
Deficit	(59,745,704)	(56,294,987)
Total shareholders’ equity	4,085,726	1,554,343

Commitments and contingencies (note 9)

Total liabilities and shareholders’ equity	$ 5,830,228	$ 2,013,122

DIVERSINET CORP.

Consolidated Statements of Earnings and Deficit

(In United States dollars)

Year ended December 31	2006	2005	2004
Revenue	$ 1,666,965	$ 1,101,104	$ 2,602,894
Cost of sales	1,041,096	562,987	1,426,922
Gross margin	625,869	538,117	1,175,972

Expenses:
Research and development	831,925	1,241,599	1,153,758
Sales and marketing	700,870	1,289,940	1,195,434
General and administrative	2,484,556	2,301,032	2,369,025
Depreciation and amortization	159,048	539,770	920,323
Goodwill impairment charge (note 1b)	-	1,894,690	2,500,000
Customer asset impairment charge	-	330,768	–
	4,176,399	7,597,799	8,138,540

Loss before the following	(3,550,530)	(7,059,682)	(6,962,568)

Foreign exchange loss	18,291	10,586	28,386
Interest income and other income	(118,104)	(31,632)	(15,598)

Loss from continuing operations	(3,450,717)	(7,038,636)	(6,975,356)
Loss from discontinued operations (note 2)	-	(70,860)	(541,486)

Loss for the year	(3,450,717)	(7,109,496)	(7,516,842)

Deficit, beginning of year	(56,294,987)	(49,185,491)	(41,668,649)
Deficit, end of year	$(59,745,704)	$(56,294,987)	$(49,185,491)

Basic and diluted loss per share from
continuing operations	$ (0.12)	$ (0.34)	$ (0.57)
Basic and diluted loss per share	$ (0.12)	$ (0.35)	$ (0.62)

Weighted average number of common shares	28,740,174	20,578,427	12,144,565

DIVERSINET CORP.

Consolidated Statements of Cash Flows

(In United States dollars)

For the year ended December 31	2006	2005	2004

Cash provided by (used in):

Operating activities:
Loss for the year from continuing operations	$ (3,450,717)	$ (7,038,636)	$ (6,975,356)
Items not involving cash:
Depreciation and amortization	159,048	539,770	920,323
Goodwill impairment charge (note 1b)	–	1,894,690	2,500,000
Customer asset impairment charge	–	330,768	–
Stock-based compensation expense	906,444	986,257	760,916
Change in non-cash operating working capital:
Accounts receivable	(86,804)	258,634	39,392
Prepaid expenses	(23,836)	70,408	184,554
Accounts payable	19,191	6,016	(182,896)
Accrued liabilities	406,982	(252,102)	(571,658)
Deferred revenue	859,550	(86,343)	(312,106)
Cash used in continuing operations	(1,210,142)	(3,290,538)	(3,636,831)
Cash provided by discontinued operations	–	(92,042)	94,858
Cash used in operations	(1,210,142)	(3,382,580)	(3,541,973)

Financing activities:
Issue of common shares, common share
purchase options and warrants for cash	5,075,656	1,842,183	4,565,503
Notes payable	–	(4,611)	(17,456)
Proceeds from sale of discontinued operations	–	250,000	–
Repayment of promissory notes payable	–	–	(50,000)
Cash provided by financing activities	5,075,656	2,087,572	4,498,047

Investing activities:
Proceeds of disposition of short-term investments	–	2,000,000	(756,040)
Capital assets additions	(74,761)	(72,928)	(24,070)
Cash provided by (used in) investing activities	(74,761)	1,927,072	(780,110)

Increase in cash and cash equivalents	3,790,753	632,064	175,964

Cash and cash equivalents, beginning of year	1,355,562	723,498	547,534

Cash and cash equivalents, end of year	$ 5,146,315	$ 1,355,562	$ 723,498

Supplementary non-cash financing and
investing activities:
Issuance of shares in settlement of debt	–	–	400,000